Exhibit 99.1

Nexa Reports Second Quarter 2020 Results and Adjusted EBITDA of US$40 million

Luxembourg, July 30, 2020 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and six months ended June 30, 2020. This Earnings Release should be read in conjunction with the unaudited consolidated financial statements of Nexa and the notes thereto as at and for the three and six months ended June 30, 2020 (the “2Q20 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“Governments around the world remain committed to combating COVID-19, while also beginning to lift restrictions to revive their economies. Economic activity is expected to gradually improve, following the containment actions adopted in the first semester. As a result, commodity prices have started to recover. The moment, however, still demands caution.

Brazil and Peru still have a higher number of cases and a number of our workforce have been affected. We have been working closely with the local authorities, and the protection of our employees and host communities remains our highest priority. International benchmark procedures to mitigate COVID-19 spread were established in all of our operations, including COVID antibody tests, health checks, intensive site cleaning and social distance protocols, among others. Non-essential site personnel and all corporate employees continue to work remotely.

Despite the impacts of the government mandated temporary suspension of our mining operations in Peru and the reduced capacity utilization rate of our smelters during the quarter, the commitment of our team and the business continuity measures put in place to navigate this unprecedented scenario allowed us to deliver good performance. Mining operations in Brazil posted a record throughput, while the Três Marias smelter continued to improve its global recovery rate.

Liquidity remains strong with our current cash balance at US$913 million and we continue to proactively manage our balance sheet. In June, we issued a long 7-year bond of US$500 million and its net proceeds were fully used to refinance certain existing financial indebtedness.

Our strategy remains focused on protecting our people, ensuring business continuity, preserving cash, reducing leverage, and delivering the Aripuanã project. Corporate cost-saving measures also remain in effect. The 2020 guidance remains unchanged.”

Highlights

▪	Consolidated net revenue reached US$337 million in the second quarter compared with US$613 million a year ago driven by lower volume and LME prices.

▪	After production was suspended on March 18, Cerro Lindo and El Porvenir restarted operations on May 11 and gradually increased their throughput during the quarter. Ramp up continues into 3Q20.

▪	Atacocha San Gerardo open pit mine resumed production on June 8, while the Atacocha higher-cost underground mine remains suspended.

▪	Zinc production of 62kt was 32% lower than in 2Q19 mainly explained by the temporary suspension of our Peruvian mines required by the Peruvian government to control the COVID-19 outbreak.

▪	Following the end of the quarantine period in Peru, as of May 11, Cajamarquilla smelter gradually improved its operating rate and is now at full capacity.

▪	In May and June, Juiz de Fora smelter operated at 60% of its nominal capacity due to the decrease in demand, affected by COVID-19. A gradual ramp-up to full production is expected in 3Q20.

▪	In 2Q20, metal sales were 120kt, down 23% year-over-year, as global demand was negatively affected by COVID-19.

▪	Adjusted EBITDA was US$40 million in 2Q20 compared with US$118 million in 2Q19 and US$44 million in 1Q20.

Earnings Release – 2Q20

▪	Mining cash cost[1] in 2Q20 was US$0.36/lb compared with US$0.48/lb in 2Q19 and US$0.52/lb in 1Q20 mainly driven by the temporary decrease in operating costs due to the production suspension in our Peruvian mines.

▪	In 2Q20, Nexa accrued US$3.5 million of costs related to the decision to not resume the Atacocha underground operation. Additional costs may be incurred in the following months.

▪	In 2Q20, smelting cash cost[1] was US$0.70/lb, down 33% and 12% compared to 2Q19 and 1Q20, respectively, due to lower concentrate costs and energy prices.

▪	Incremental costs related to COVID-19 amounted to US$4.1 million in 2Q20.

▪	Net loss totaled US$59 million, a US$0.44 loss per share, in 2Q20.

▪	Net debt to adjusted EBITDA for the last twelve months stood at 4.97x, reflecting the impact of the temporary suspension of our Peruvian operations and lower LME prices on our EBITDA.

▪	Nexa successfully obtained waivers in respect of certain semi-annually-tested financial covenants under certain of its indebtedness through June 2021 and eliminated financial covenants for other indebtedness by repaying the debt.

▪	On June 15, Nexa issued US$500 million of 6.5% senior unsecured notes due in 2028. The net proceeds were used to repay certain existing indebtedness, including the US$300 million revolving credit facility, which now is undrawn and remains committed until October 2024. Any future disbursement under the facility will be subject to Nexa’s compliance with the relevant conditions, including the applicable financial covenants.

▪	Liquidity remains strong. Total cash amounted to US$913 million at June 30, 2020.

▪	In June, Fitch Ratings affirmed the “BBB-” rating on Nexa and revised the outlook from “stable” to “negative”. The change reflects the expectation of lower volumes and depressed zinc prices including due to COVID-19.

▪	On July 22, Nexa entered into a new loan agreement for up to R$750 million, or approximately up to US$140 million, with the Brazilian Economic and Social Bank (“BNDES”). The proceeds will be used to finance the Aripuanã project. Over the course of the year, we expect to disburse an amount proportional to the completion curve of the project, depending on the satisfaction of all precedent conditions, with the remaining amount in 2021.

Corporate Highlights

▪	On June 04, 2020, Nexa’s shareholders at its extraordinary general meeting approved the cancellation of the 881,902 common shares held in treasury, repurchased under the Nexa repurchase program concluded in November 2019.

▪	Also on the same date, Mr. Gianfranco Castagnola was elected as the newest member of Nexa’s Board of Directors.

▪	On July 30, 2020, the Board of Directors elected Mr. Jaime Ardila as the new Chairman of the Board, replacing Mr. Luís Ermírio de Moraes, who remains on our Board. Mr. Ardila is now also a member of the Compensation, Nominating and Governance Committee and Mr. Gianfranco Castagnola has joined the Finance Committee.

Operational efficiency initiatives program | Nexa Way

▪	The Nexa Way program generated an estimated positive impact to EBITDA of US$22 million in 2Q20 and US$43 million in 1H20.

▪	The program continues to progress and based on the initiatives implemented, we continue to target an improvement of at least US$120 million in annualized EBITDA throughout 2020 and 2021. Our ability to achieve this target through 2021 depends on future metal prices, production and demand recovery, among others.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2

Earnings Release – 2Q20

Guidance

▪	We maintain our revised 2020 guidance for metals production and sales, previously announced in 1Q20.

▪	2021-2022 guidance remains suspended.

▪	CAPEX guidance of US$300 million for the year remains unchanged but we have revised our capital allocation between expansion and non-expansion investments.

▪	Investments in mineral exploration (US$26 million) and project development (US$17 million) for 2020 are also maintained at US$43 million. We have incurred US$16.5 million of this amount. Greenfield exploration and project development have been temporarily suspended. Subject to the continued impact of COVID-19, we are re-evaluating resuming certain activities, already considered in our 2020 guidance.

▪	We will continue to review our 2020 estimates due to the high uncertainty around the duration and severity of the COVID-19 disease and its effects on the global economy.

▪	Refer to our “Nexa | Guidance 2020” section for further details.

Projects

▪	As a result of COVID-19 related measures, Magistral engineering studies (FEL3) are behind our original plan in 2Q20 and, consequently, the final report is now expected to be completed in 2021.

▪	The Vazante mine-deepening brownfield project continues as planned and the investment amounted US$4 million in the quarter.

Aripuanã

▪	Construction activities continued to advance but at a reduced pace. In response to COVID-19 related-measures and local government protocols, we are operating with approximately 80% of our planned workforce.

▪	Estimated CAPEX for the year is now US$172 million (versus our previous US$202 million) due to additional FX gains and lower than expected activity level in 2Q20.

▪	Nexa continues to work on a new rebaseline for the project and we expect to conclude during 2H20.

▪	Refer to our “Aripuanã project” section for further details.

3

Earnings Release – 2Q20

Selected indicators

US$ million (except indicated otherwise)	2Q20	1Q20	2Q19	2Q20 vs. 2Q19		1H20	1H19	1H20 vs. 1H19

Treated ore (kt)	1,856.1	2,806.6	3,227.8	(42.5)%		4,662.7	6,549.2	(28.8)%

Mining Production | contained in concentrate
Zinc (kt)	62.4	76.9	91.4	(31.7)%		139.3	181.1	(23.1)%
Copper (kt)	4.7	7.0	8.4	(44.3)%		11.7	17.5	(32.9)%
Lead (kt)	4.7	9.4	13.1	(64.4)%		14.0	25.4	(44.7)%

Metal sales (kt)(1)	119.9	145.3	156.0	(23.2)%		265.2	301.5	(12.0)%

Consolidated Net Revenue	336.6	442.0	613.3	(45.1)%		778.6	1,183.1	(34.2)%

Mining	3.0	(16.6)	44.0	-		(13.6)	126.5	-
Smelting	39.2	61.4	73.4	(46.6)%		100.6	99.2	1.4%
Eliminations & Adjustments	(2.2)	(1.1)	1.1	-		(3.3)	0.7	-
Adjusted EBITDA(2)(3)	39.9	43.7	118.5	(66.3)%		83.6	226.3	(63.1)%
Adj. EBITDA margin (%)	11.9%	9.9%	19.3%	(7.5	)p.p.	10.7%	19.1%	(8.4	)p.p.

Sustaining	17.7	21.9	34.0	(48.0)%		39.6	56.5	(29.9)%
Expansion(4)	52.9	41.1	40.1	32.1%		94.1	64.0	46.9%
HSE	1.9	10.5	14.5	(86.8)%		12.4	29.2	(57.4)%
Others(5)(6)	(3.7)	6.6	6.1	-		2.9	9.9	(70.4)%
Capital Expenditures	68.9	80.1	94.6	(27.2)%		149.0	159.6	(6.6)%

Liquidity and Indebtedness
Total Cash(7)	913.5	675.1	860.1	6.2%		913.5	860.1	6.2%
Net debt	1,026.1	940.7	612.2	67.6%		1,026.1	612.2	67.6%
Net debt / LTM Adj. EBITDA (x)	4.97	3.30	1.28	287.6%		4.97	1.28	287.6%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes a temporary increase of US$12 million related to certain non-cash provisions with respect to labor claims and an inventory write-off in 2Q19. In 2Q20, the Company has accrued approximately US$ 3.5 million of costs related to the Atacocha underground suspension, which is the best estimate as of June 30, 2020 and will be paid in the coming months.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy please refer to explanatory note 1 – “Information by business segment and geographic area” in the Consolidated Interim Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others. (6) The negative amount refers mainly to tax credits.

(7) Cash, cash equivalents and financial investments.

4

Earnings Release – 2Q20

Nexa response to COVID-19

The Crisis Committee, created in the first quarter in light of the COVID-19 outbreak, remains in place. Our commitment to protect our employees, third-party contractors and host communities is our highest priority.

Following the best market practices, international benchmark protocols to mitigate the spread of COVID-19 were implemented in all of our operations.

We continue working in three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 2Q20, COVID-19 related costs totaled US$4.1 million (US$2.6 million in mining, US$1.0 million in smelting and US$0.5 million in corporate) and are included in cost of sales and in operating expenses. These incremental costs are mainly related to, among others:

▪	The temporary suspension of our operations;

▪	Additional health and safety protocols, such as COVID antibody tests and health checks;

▪	Increased site cleaning and hygiene services;

▪	Acquisition of protective equipment and medical assistance;

▪	Social distance related measures, including higher transportation costs, lower number of employees on site and reorganization of common areas, such as cafeterias and accommodation; and

▪	Community support.

We anticipate that in the third quarter some of these costs are expected to be higher or at levels similar to those experienced in the 2Q20, and should decrease as of 4Q20.

Subject to COVID-19 duration and extent, we estimate that approximately 50-60% of these incremental costs are expected to be a recurring cost in our operations; which may be partially offset by efficiency gains and/or other costs savings.

5

Earnings Release – 2Q20

Nexa | Guidance

Nexa reiterates its previously-disclosed revised 2020 production guidance, which reflects the temporary suspension at the Peruvian mines and the reduced operating rates at Cajamarquilla and Juiz de Fora smelters, in response to COVID-19.

The number of COVID-19 cases in Latin America have continued to increase and going forward the scenario still requires caution.

Although a high level of uncertainty remains, our projections assume that we will continue to face restrictions in our operations, including but not limited to restricted protocols to access our mines, more limited workforce and logistics. Guidance is subject to continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

In our ongoing efforts to preserve cash, the updated 2020 investment guidance also remains unchanged. We reduced investments in sustaining, brownfield and greenfield project developments.

Despite the unprecedented short-term scenario, we remain positive about the long-term scenario and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America. We remain committed to building a differentiated, sustainable, cost-efficient, and integrated business model, generating value for all our stakeholders.

Production and sales

The main assumptions behind our maintained 2020 production guidance are:

▪	As previously disclosed, the Cerro Lindo and El Porvenir mines restarted production on May 11, following the end of the quarantine period in Peru, and gradually increased their throughput. Ramp up continues into 3Q20.

▪	Cerro Lindo and El Porvenir mines will continue to operate subject to additional measures to control and mitigate the COVID-19 spread. Safeguard protocols implemented for incoming site personnel may continue to limit the workforce at each mine.

▪	In our efforts to reduce costs and improve operational efficiency, the Atacocha underground mine remains suspended for an indefinite period of time. Nonetheless, in June, we resumed production at the San Gerardo open pit mine and the ramp up is already concluded.

▪	Smelters are estimated to operate at normal capacity during 2H20.

o	After operating at 60% of its nominal production capacity during May and June, Juiz de Fora smelter is operating close to full production in July and is expected to do so during the remainder of the year.

o	Cajamarquilla smelter gradually improved its operating rate in 2Q20 and is now running at normal levels.

o	Três Marias continues to run at normal levels.

▪	Vazante and Morro Agudo mines remain operating at full capacity.

▪	Additional health and safety protocols are in place in all our operations, including social distancing.

Mining segment

Zinc production in 2020 is estimated to be between 300-335kton, subject to the performance of the Peruvian mines in 2H20 as planned. Zinc head grade is expected to be 3.23% on average, copper head grade is expected to be 0.35% on average, and lead head grade is expected to be 0.44% on average.

6

Earnings Release – 2Q20

Main products

Metal Contained		2020e
(in concentrate)		Guidance			1H20

Zinc Equivalent(1)	kt	446	-	498	199

Zinc	kt	300	-	335	139
Cerro Lindo		85	-	99	34
El Porvenir		40	-	44	16
Atacocha		9	-	11	4
Vazante		140	-	150	74
Morro Agudo		25	-	30	12

Copper	kt	30	-	33	12
Cerro Lindo		30	-	33	12
El Porvenir		0.4	-	0.4	0.1

Lead	kt	33	-	38	14
Cerro Lindo		9	-	10	3.4
El Porvenir		11	-	12	4.3
Atacocha		9	-	10	3.8
Vazante		1.0	-	1.5	0.5
Morro Agudo		3.5	-	4.0	2.1

Silver	koz	6,072	-	6,761	2,599
Cerro Lindo		2,570	-	2,876	1,052
El Porvenir		2,151	-	2,341	935
Atacocha		1,005	-	1,149	460
Vazante		345	-	395	149

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2019 LME average benchmark prices: Zn: US$1.16/lb; Cu: US$2.72/lb; Pb: US$0.91/lb; Ag: US$16.2/oz; Au: US$1,393/oz in line with our previous calculation methodology.

Smelting segment

Metal sales are estimated to be between 540-580kton in 2020. Despite the decrease in demand in 2Q20 due to COVID-19, a gradual improvement is expected during the second semester. Metal demand improvement is subject to the recovery in trading conditions and future requirements to control COVID-19.

		2020e
Smelting sales		Guidance			1H20
Metal	kt	540	-	580	265
Zinc metal		515	-	550	251
Zinc oxide		25	-	30	14

7

Earnings Release – 2Q20

2020 cash cost guidance

We maintain our guidance for 2020, as we assume all of our operations will run at normal levels in 2H20. The main assumptions are:

▪	Operating cash costs returning to normal levels as production volume is expected to improve in 2H20 versus 1H20;

▪	Resumption of mine development activities in Cerro Lindo and El Porvenir during 2H20;

▪	Commodity prices assumptions remain unchanged (Zn: US$0.89/lb, Cu: US$2.41/lb, Pb: US$0.80/lb, Ag: US$16.3/oz, Au: US$1,569/oz);

▪	Foreign exchange rates assumptions maintained: BRL/USD: 5.02 and Soles/USD: 3.43; and

▪	Treatment charge of US$300/t concentrate.

Note: cash cost numbers include and contemplate COVID-19 incremental costs but do not include the impact of idle capacity costs in the Peruvian operations in 1H20, and Juiz de Fora smelter in 2Q20.

	2020e
2020 cash cost guidance (US$/lb)	Guidance	1H20
Mining cash cost(1)	0.59	0.45
Cerro Lindo	0.33	0.17
El Porvenir	0.83	0.41
Atacocha	0.59	0.50
Vazante	0.60	0.53
Morro Agudo	1.00	0.86
Smelting cash cost(2)	0.74	0.76
Cajamarquilla	0.77	0.82
Três Marias	0.65	0.63
Juiz de Fora	0.87	0.84

(1)C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Investments

2020 CAPEX guidance

In response to COVID-19, as previously informed, we decreased our estimated CAPEX to US$300 million from US$410 million. We reiterate the guidance for the year but our capital allocation has been revised, mainly driven by (i) additional FX gains and lower than estimated expenditures in the Aripuanã project in 2Q20; and (ii) the increase in sustaining investments to keep our operations running safely.

Expansion projects investments are estimated at US$197 million, decreasing 12% from the previous guidance. Aripuanã represents around 87% of this amount. Refer to “Aripuanã project” section for further information.

Investments in non-expansion projects are estimated at US$103 million compared with US$77 million in the previous guidance.

In 1H20, CAPEX amounted to US$149 million. Non-expansion investments, which include Sustaining and Health, Safety and Environmental (“HSE”) expenditures, among others, were US$55 million. Expansion expenditures totaled US$94 million, including the US$75 million investment in the Aripuanã project.

8

Earnings Release – 2Q20

CAPEX	2020e	2020e
(US$ million)	Adjusted	Guidance	1H20

Expansion projects	197	223	94
Aripuanã	172	202	75
Others(1)	25	21	19

Non-Expansion	103	77	55
Sustaining	75	50	40
HSE(2)	16	16	12
Others(3)	12	12	3

TOTAL	300	300	149

(1) Including US$13 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others.

Note: average foreign exchange rate BRL/USD: 5.02.

2020 other operating expenses

Other operating investments	2020e
(US$ million)	Guidance	1H20

Exploration	41	14.5
Mineral exploration	26	9.4
Sustaining and mineral rights	14	5.1

Project Development	17	7.1

Other	11	2.3
Technology	5.1	1.3
Communities	5.4	1.1

TOTAL	68	24

Note: Mineral exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In response to COVID-19, we had revised our capital allocation strategy and we reiterate our 2020 guidance. Our investment in greenfield projects development was temporarily suspended in 2Q20, with the exception of Magistral which is in an advanced stage of FEL3.

Exploration expenditures are mainly focused on brownfield opportunities. Subject to the COVID-19 duration and extent, we are re-evaluating whether to resume certain greenfield exploration and project development activities, already contemplated in our guidance for the year.

Our long-term strategy remains unchanged and we will maintain our efforts to replace and increase mineral reserves and resources.

In this unprecedent scenario, we continue with our commitment to the social and economic development of the local communities in the countries where we operate and we estimate investments of US$5.4 million for 2020.

9

Earnings Release – 2Q20

Aripuanã project

In 2Q20, Nexa reorganized its project team and also made some changes to the scope of its key contractors, in order to mitigate the risk of project execution. The project management team is also moving to the site.

Nexa continues to review the schedule for the Aripuanã project, which will be available during 2H20. This revised baseline will take into account the COVID-19 developments and potential additional impacts on the project’s current rebaseline schedule and on the estimated CAPEX.

As previously disclosed, the main factors behind the update for the project timeline are (i) the delays in our detailed engineering studies; (ii) issues experienced during earthworks activities; (iii) the logistics constraints due to the government strategy on the upgrade of the public bridge in 2019; (iv) weather conditions experienced in 4Q19; and (v) impact of COVID-19 on continued mobilization, construction activities and productivity rates. Schedule delays for the construction and the renegotiations of key contractors scope and infrastructure and electromechanical assembly also affected the project timeline.

In 2Q20, we invested US$46 million to develop Aripuanã, with cumulative incurred CAPEX of US$201 million (not including FEL3 expenses of US$17 million in 2018) since the beginning of the project. For 2020, our CAPEX guidance decreased to US$172 million from US$202 million due to FX gains and lower than expected investments in 2Q20. We maintain our estimate that total CAPEX for the project could be 10 to 25% higher than the US$392 million set out in the Aripuanã feasibility study. The majority of the CAPEX is invested in Brazilian reais and the estimated increase in CAPEX is expected to be partially offset by the depreciation of the Brazilian real against the U.S. dollar.

In our joint efforts with the local authorities to mitigate COVID-19 spread in the region, we restarted mobilizing workers to the site following strict preventive measures, including quarantine of the workers who come from other cities. Due to this measures, we are operating with approximately 80% of our planned workforce. The additional sanitation measures in place should allow us to increase the mobilization of workers during 3Q20. In the construction areas, out of 800 workers (including Nexa employees and contractors), we had approximately 150 people quarantined due to COVID-19. In addition, in the mine areas, out of 465 workers approximately 74 people were quarantined by the end of 2Q20. Overall project physical progress reached 42.8% in July, 2020.

Horizontal mine development reached an accumulated 3,618 meters by the end of June versus 2,444 meters by the end of March. Approximately 53kt of ore was stockpiled, up from 39kt at the end of March, according to plan.

Nexa once again innovated and signed an agreement with the National Mining Agency and local gold miners permitting the latter to legally mine gold in Aripuanã subject to certain conditions. We believe this agreement will enable the economic development of the region.

10

Earnings Release – 2Q20

COVID-19

As per our current protocols, we provide antibody tests before transporting workers to Aripuanã and all employees arriving in the city must be placed on a 14-day quarantine before accessing the site. In addition, COVID tests have been applied on weekly basis in order to identify people who may have been infected or were in contact with others who have been infected.

Nexa has a proactive agenda with the authorities and local community during this health crisis. Our initiatives include among others: frequent meetings with local and state government to share health practices and establish common controls, the formation of a Mutual Aid Committee, a preventive campaign carried out with local media. We have also expanded the areal ICU care for the community, donated COVID antibody tests and equipments.

11

Earnings Release – 2Q20

Consolidated performance

Net revenue

US$ million	2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Revenue - Mining	110.6	162.4	246.1	(55.1)%	273.0	518.3	(47.3)%
Revenue - Smelting	274.6	371.8	508.8	(46.0)%	646.4	963.8	(32.9)%
Intersegment Results	(52.0)	(87.7)	(140.7)	(63.1)%	(139.7)	(299.9)	(53.4)%
Adjustments	3.4	(4.5)	(0.9)	-	(1.1)	0.9	-
Net Revenue	336.6	442.0	613.3	(45.1)%	778.6	1,183.1	(34.2)%

In 2Q20, net revenue was US$337 million, 45% lower year-over-year, mainly driven by lower sales volume, impacted by the COVID-19 related mandatory measures in our Peruvian operations, and the decrease in LME average prices. The LME average prices for zinc, copper and lead were down by 29%, 12% and 11%, respectively, compared to 2Q19.

In the first six months of 2020 net revenue was down 34% compared to 1H19, also driven by lower prices and volumes due to COVID-19. During the period, the LME average zinc, copper and lead prices decreased by 25%, 11% and 10%, respectively.

Cost of sales

US$ million	2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Cost of sales - Mining	(118.9)	(182.5)	(186.6)	(36.3)%	(301.4)	(385.6)	(21.8)%
Cost of sales - Smelting	(241.3)	(313.2)	(426.7)	(43.4)%	(554.5)	(853.8)	(35.1)%
Intersegment Results	52.0	87.7	140.7	(63.1)%	139.7	299.9	(53.4)%
Adjustments	(7.5)	17.4	(6.2)	20.6%	9.9	(26.6)	-
Cost of sales	(315.7)	(390.6)	(478.7)	(34.0)%	(706.4)	(966.1)	(26.9)%

In 2Q20, cost of sales amounted to US$316 million, down 34% year-over-year. The cost decrease was driven by (i) lower operating costs in both segments; (ii) lower concentrate prices; and (iii) the 37% average depreciation in the BRL against the U.S. dollar during the period. Compared to 1Q20, cost of sales decreased by 19%.

As a result of the effect of the COVID-19 on the Company’s operations in Peru and the related reduction in the level of production, as well the reduction in Juiz de Fora utilization rate, the amount of US$52 million has been recognized in cost of sales related to abnormal cost of production in 2Q20.

During 1H20, cost of sales decreased by 27% compared to the same period of 2019, mainly as a result of the above-mentioned reasons. Abnormal cost of production totaled US$69 million in the period.

SG&A

In 2Q20, selling, general and administrative (“SG&A”) expenses amounted to US$29 million in 2Q20, down 31% compared to 2Q19 and 1Q20.

In 1H20, SG&A expenses were US$71 million, down 15% from the same period of 2019.

Efficiency program – Nexa Way

The Nexa Way program continues to progress but currently at a lower-than-expected pace due to the health and safety measures adopted to control COVID-19 in our operations and projects.

12

Earnings Release – 2Q20

We are focused on capturing the gains of the initiatives implemented in 2019 and we continue to target an improvement of at least US$120 million in annualized EBITDA throughout 2020 and 2021. Our ability to achieve this target depends, largely, on future metal prices, production and demand recovery.

In light of the COVID-19 outbreak, new opportunities have emerged and are being evaluated. We estimate additional investments in our SG&A of US$20 to 35 million until 1H21 that should generate a potential additional EBITDA contribution of approximately US$100 million by the end of 2021.

The Nexa Way initiatives are primarily related to our operations, including priorities such as increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters, increased roaster performance, among others. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all of Nexa.

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate. In 2Q20, the program generated an estimated positive impact to EBITDA of US$22 million, as follows:

▪	Operational (US$12.1 million): increased recovery and lower operating dilution in Vazante (i.e. new floation cell, improved feed with ore sorter, improved drilling and transportation); reducing shotcrete in El Porvenir and Cerro Lindo; improved silicate feed from Vazante to Três Marias; increase processing capacity in Cajamarquilla roaster.

▪	Procurement (US$6.0 million): mainly related to energy contract renegotiations in Peru (in place as of January 2020).

▪	Commercial (US$3.4 million): monitoring market opportunities to maximize sales of zinc and by-products, and revisiting contracts.

▪	Structure & corporate (US$0.5 million): organizational structure review in all areas.

Adjusted EBITDA

In 2Q20, Adjusted EBITDA was US$40 million compared with US$118 million in the same period a year ago. The main factors that contributed to this result were (i) the negative impact of US$36 million due to lower sales volume; (ii) the negative variation of US$69 million in price effect related to lower LME prices and changes in market prices in respect of quotation period adjustments; and (iii) the decrease in treated tonnes in the quarter and by-products revenue due to lower volume and copper and lead prices; partially offset by (iv) lower operating costs and expenses; and (v) the reduction in exploration and project development expenses. The U.S. dollar appreciation against Brazilian real had a positive impact of US$14 million.

We note that 2Q19 was negatively affected by an increase in certain non-cash provisions with respect to labor claims and an inventory write-off, which did not occur in the second quarter of this year.

13

Earnings Release – 2Q20

During 1H20, Adjusted EBITDA totaled US$84 million, down 63% year-over-year, mainly driven by the above-mentioned reasons.

US$ million	2Q20	1Q20	2Q19
Adjusted EBITDA	39.9	43.7	118.5
Impairment (Reversal)	0.0	484.6	0.0
EBITDA	39.9	(440.9)	118.5
Deprec., amort. and depletion	(52.1)	(67.6)	(73.3)
Net financial results	(54.5)	(165.3)	(15.3)
Taxes on income	7.0	61.8	(6.5)
Net Income (Loss)	(59.1)	(612.1)	23.3

Net financial result

The net financial result in 2Q20 was an expense of US$54 million compared to an expense of US$165 million in 1Q20. This improvement was primarily driven by lower negative foreign exchange variation of US$20 million versus a US$119 million in 1Q20. This variation is basically explained by the 5% depreciation of the Brazilian real against the U.S. dollar2 versus the 29% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 2Q20 was an expense of US$34 million compared to US$47 million in the previous quarter, which was affected by temporary expenses related to our liability management program.

2 On June 30, 2020 the Brazilian real / U.S. dollar exchange rate was R$5.48/US$1.00 against R$5.20/US$1.00 on March 31, 2020.

14

Earnings Release – 2Q20

US$ thousand	2Q20	1Q20	2Q19

Financial income	6,973	25,144	9,766

Financial expenses	(41,282)	(71,767)	(33,173)

Foreign Exchange Variation (FX)	(20,158)	(118,724)	8,063

Net financial result	(54,467)	(165,347)	(15,344)
Net financial result excluding FX	(34,309)	(46,623)	(23,407)

Net income (loss)

Nexa incurred a net loss of US$59 million in 2Q20 compared to a net income of US$23 million in 2Q19. The net loss was primarily driven by COVID-related impacts on our operating results (both in volumes and prices) combined with higher net financial expense year-over-year. Net loss attributable to Nexa’s shareholders was US$59 million in 2Q20 resulting in net loss per share (“EPS”) of US$0.44.

In the first six months of 2020, net loss was US$671 million, primarily affected by the US$485 million non-cash impairment in 1Q20, lower metal prices and the temporary suspension of our operations in Peru due to COVID-19 related-measures.

15

Earnings Release – 2Q20

Business Performance

Mining segment3

Mining production

Consolidated		2Q20	1Q20	2Q19	2Q20 vs. 2Q19		1H20	1H19	1H20 vs. 1H19
Treated Ore	kt	1,856	2,807	3,228	(42.5)%		4,663	6,549	(28.8)%

Grade
Zinc	%	3.86	3.12	3.23	63	bps	3.41	3.16	25	bps
Copper	%	0.32	0.32	0.33	(1	)bps	0.32	0.34	(2	)bps
Lead	%	0.40	0.48	0.54	(14	)bps	0.45	0.52	(7	)bps
Silver	oz/t	0.77	0.87	0.95	(18.8)%		0.83	0.91	(8.2)%
Gold	oz/t	0.003	0.003	0.004	(22.2)%		0.004	0.005	(18.0)%

in Content
Zn	kt	62.4	76.9	91.4	(31.7)%		139.3	181.1	(23.1)%
Cu	kt	4.7	7.0	8.4	(44.3)%		11.7	17.5	(32.9)%
Pb	kt	4.7	9.4	13.1	(64.4)%		14.0	25.4	(44.7)%
Ag	koz	900	1,699	2,226	(59.6)%		2,599	4,310	(39.7)%
Au	koz	2.1	3.8	5.5	(60.6)%		5.9	11.9	(50.3)%

In 2Q20, treated ore volume was 1,856kt, down 43% from the same quarter a year ago. The solid performance of our operations in Brazil was offset by the decrease in Cerro Lindo (-49%), El Porvenir (-57%) and Atacocha (-85%) mines, which suspended operations on March 18 in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. Treated ore volume reduction related to the temporary suspension is estimated at 1,700kt in 2Q20.

Following the supreme decree published by the Peruvian government, Cerro Lindo and El Porvernir mines restarted operations in mid-May and have gradually increased their throughput rates in the quarter but are still running below their nominal capacity due to limited workforce on site. Atacocha open pit remained suspended until mid-June, when medium-sized mine operations were allowed to resume operations.

The Atacocha site includes two mines: the Atacocha underground mine and the San Gerardo open pit mine. In light of the current macroeconomic scenario and following our efforts to reduce costs and improve operational efficiency, we restarted operations at the San Gerardo open pit mine on June 8th, while the higher-cost Atacocha underground mine remains suspended for an uncertain period of time.

In Brazil, treated ore volume increased by 9% compared to 2Q19 and 1Q20. Mining operations had another strong performance, with Vazante and Morro Agudo reaching both their monthly and quarterly historical record feed levels in 2Q20.

Zinc production of 62kt in the quarter was 32% lower versus 2Q19, primarily explained by a 62% (or 31kt) production decrease in our Peruvian mines. Compared to 1Q20, zinc production decreased by 19%.

Copper and lead production followed the same trend and decreased by 44% and 64% from 2Q19, respectively. Compared to 1Q20, copper and lead production were down 33% and 50%, respectively.

 3 Segment consolidation available in the appendix.

16

Earnings Release – 2Q20

In 1H20, treated ore volume decreased 29% year-over-year to 4,663kt, mainly driven by the above-mentioned reasons. As a consequence, zinc, copper and lead production decreased by 23%, 33% and 45%, respectively.

Additional health and safety procedures were implemented in our operations to protect our employees, contractors and local communities, while we also remain focused on maintaining the continuity of our business.

Cerro Lindo

In 2Q20, treated ore volume of 847kt was down 49% year-over-year mainly driven by the temporary suspension of operations. As of mid-May, our operations started a gradual ramp-up following personnel mobilization restrictions and strict health and safety protocols. Compared to 1Q20, treated ore volume decreased by 39%. The operation continued ramp up through July and continues to operate with a more reduced workforce heading into August as a result of the impact of COVID-19 in Peru.

Zinc production was 13kt, down 59% and 41% when compared to 2Q19 and 1Q20, respectively. Zinc head grade average 1.71%. We prioritized production in higher grade areas (accessing secondary and tertiary stopes more selectively) in order to mitigate the decrease in ore volume, limited workforce and the financial impact from the temporary shutdown. The estimated average grade of 1.77% for the year should not be affected and we expect to continue to deliver on updated guidance.

Copper production was 5kt, down 44% and 33% compared to 2Q19 and 1Q20, respectively. Copper average grade was slightly up (+6bps year-over-year and +7bps quarter-over-quarter) to 0.64%.

Lead production was 1.2kt, down 60% from 2Q19. Lead average grade was 0.21%, down 4bps from 2Q19 and relatively stable versus 1Q20. Compared to 1Q20, lead production decreased by 46%.

In addition to the safety protocols implemented to combat COVID-19, we also changed the workforce shift from 14x7 (work x rest days) to 28x14, approved by the union for the remainder of 2020. With the increase of days on site of personnel, we are able to guarantee testing in 100% of both employees and third-party labor during the mobilization process and on the 7th day on site. We are also testing during the demobilization process.

In the first six months of 2020, zinc production totaled 34kt, a decrease of 46% compared to last year as a result of the temporary suspension and lower zinc average grade. Copper and lead production were down 32% and 42%, to 12kt and 3kt, respectively.

El Porvenir

Zinc production of 6kt was down 9kt (or 60%) in 2Q20 versus the same quarter of last year, primarily driven by the 57% decrease in treated ore volume. Similar to Cerro Lindo, El Porvenir was also impacted by the mandatory suspension in operations required by the Peruvian government which last until mid-May for larger mines. In addition, zinc head grade in 2Q20 was 2.79%, down 22bps versus 2Q19, affected by the decrease in mine development between the periods. Compared to 1Q20, zinc average grade expanded 19bps.

Similar to Cerro Lindo and agreed with the union, workforce shift in El Porvenir also changed to 28x14 until the end of 2020, in response to the additional safety protocols implemented in the period.

Copper, lead and silver production in 2Q20 were also impacted by the temporary suspension of production and decreased by 64%, 66% and 60%, respectively, when compared to 2Q19.

In 1H20, treated ore volume totaled 657kt, down 39% from the same period of last year mainly driven by the above-mentioned factors and the ore pass refurbishment at high-grade areas in the first quarter. As a result, zinc, copper and lead production decreased to 16kt, 0.1kt and 4.3kt, respectively.

17

Earnings Release – 2Q20

Atacocha

Treated ore volume was 53kt in 2Q20, down 85% year-over-year, also primarily driven by the government-mandated temporary suspension, which lasted until the beginning of June for the San Gerardo open pit mine.

In light of the uncertain macroeconomic scenario and our efforts to reduce costs and improve our operational efficiency, we restarted the San Gerardo open pit mine on June 8th and the higher-cost Atacocha underground mine operation remains suspended. We also estimate to increase San Gerardo treated ore volume to 4ktpd versus historical levels of 3ktpd.

Zinc production was down 89% from 2Q19 to 0.5kt. Lead and silver production followed the same trend and decreased by 88% and 89% to 0.5kt and 54koz, respectively.

Given that we are only operating the San Gerardo open pit mine, the zinc grade is expected to be lower as the open pit average grade is lower than the underground mine. On the other hand, operating margins should improve due to lower operating costs at the open pit mine.

In 1H20, treated ore volume totaled 378kt, down 48% from the same period of last year mainly driven by the above-mentioned factors. As a result, zinc production decreased to 4kt.

Atacocha tailings dam elevation project: approval for the execution phase for Level 4128 elevation was received in 2Q20. This tailings dam raise should support our operations until 2025. The new waste disposal project at the San Gerardo open pit had civil works interrupted on March 18 due to the quarantine established by the Peruvian government and is expected to restart in 3Q20.

Vazante

In 2Q20, Vazante reached a record-high throughput and treated ore volume amounted to 402kt, up 9% from 2Q19. Compared to 1Q20, treated ore volume increased by 1%.

Zinc production of 37kt in 2Q20 increased by 3% compared to 2Q19 driven by higher treated ore volume and higher metal recovery (87.0% in 2Q20 versus 85.4% in 2Q19); which offset lower zinc head grade (down 75bps to 10.52%). Compared to 1Q20, both zinc production and recovery remained the same.

The solid performance of Vazante resulted from several initiatives related to the Nexa Way program, which have improved the stability of the plant feed, such as (i) the ore sorter improving the plant feed (already 100% integrated in the operating circuit); (ii) a more precise drilling pattern and improvements in transportation, increasing the tonnage extracted from the mine and sent to the plant; (iii) the installation of a high frequency screen which improves the ore size feed into the mill; among others.

In addition, the new flotation cells in Vazante increase the residence time at flotation circuit, improving zinc recovery.

As expected in its mine plan, zinc grade in Vazante has dropped compared to previous year. Initiatives to reduce dilution have been implemented and, along with the ore sorter, are contributing to increases in production levels despite grade reduction.

In 1H20, treated ore volume totaled 798kt, up 8% from the same period of last year as a result of the initiatives from Nexa Way program, which improved the performance of the mine. Zinc production of 74kt increased by 5% from 1H19.

Vazante mine deepening project: civil excavation at EB-347 pumping station was concluded and the mechanical assembly has started. CEMIG power line activities continue to progress and are expected to be concluded in early 2021.

18

Earnings Release – 2Q20

Morro Agudo

Treated ore volume was a record-high of 321kt, increasing 9% and 20% compared to 2Q19 and 1Q20, respectively. This result was primarily driven by improved performance in our Morro Agudo underground mine, accelerated production from Ambrosia open pit, which is reaching the end of its life of mine, and better operational stability in our beneficiation plant, which improved productivity.

Zinc production of 6.7kt in 2Q20 increased by 9% (or 0.6kt) compared to 2Q19, driven by higher throughput and zinc average grade (up 9bps to 2.38%) due to better grade feeds from the Ambrosia open pit mine, and higher recovery rates due to the initiatives implemented under Nexa Way program, including grinding optimization and chemical reagent dosage process improvements in the flotation cells (allowing for increased control of the process).

In 1H20, zinc production totaled 12kt, similar to 1H19.

As part of our capital allocation strategy and in response to COVID-19, our Bonsucesso project, which is estimated to extend the life of mine of Morro Agudo, was temporarily suspended during 2Q20. Engineering studies are expected to be resumed in 1Q21.

Financial performance

US$ million	2Q20	1Q20	2Q19	2Q20 vs. 2Q19		1H20	1H19	1H20 vs. 1H19
Net Revenue	110.6	162.4	246.1	(55.1)%		273.0	518.3	(47.3)%
COGS	(118.9)	(182.5)	(186.6)	(36.3)%		(301.4)	(385.6)	(21.8)%
Gross Profit	(8.4)	(20.1)	59.5	-		(28.4)	132.8	-
Adjusted EBITDA	3.0	(16.6)	44.0	(93.3)%		(13.6)	126.5	-
Adjusted EBITDA Mrg.	2.7%	(10.2)%	17.9%	(15.2	)pp	(5.0)%	24.4%	(29.4	)pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$111 million in 2Q20, down 55% versus 2Q19. This performance was driven by the decrease in production in Peru, lower average zinc, copper and lead prices (down 29%, 12% and 11%, respectively), and higher benchmark TCs.

In 1H20, net revenue reached US$273 million, down 47% year over year, mainly affected by the already-mentioned factors.

Cost of sales decreased by 36% in 2Q20 compared to 2Q19, to US$119 million. This decrease was driven by (i) lower operating costs (i.e., shotcrete, maintenance, third-party services, among others), following the temporary suspension in Peru; and (ii) the depreciation of the Brazilian real against the U.S. dollar; partially offset by (iii) idle capacity costs in the amount of US$41 million, including the recognition of US$3.5 million related to the suspension of Atacocha underground; and (iv) incremental costs related to COVID-19 of US$2.6 million.

In the first six months of 2020, cost of sales totaled US$301 million, 22% lower compared to 1H19, driven by lower operating costs, following lower volumes, lower energy costs in Brazil and the depreciation of the Brazilian real against the U.S.dollar.

Adjusted EBITDA for the mining segment in 2Q20 was US$3 million compared with US$44 million in 2Q19. The decrease was primarily due to (i) lower volumes with a negative impact of US$77 million; (ii) a negative variation of US$38 million related to lower LME zinc prices, partially offset by positive variation of US$32 million in respect of quotation period adjustments; (iii) higher TCs (US$7 million); and (iv) lower by-product credits (US$19 million). These negative effects were partially offset by lower operating costs, as noted above, and a decrease in mineral exploration and project development expenses. The U.S. dollar appreciation against Brazilian real had a positive impact of US$7 million.

19

Earnings Release – 2Q20

During 1H20, adjusted EBITDA for mining totaled a negative US$14 million, compared with US$127 million in 1H19. The solid performance of the Brazilian operations was offset by the effects of the mandatory temporary suspension of the Peruvian mining operations and lower metal prices.

Cash cost and AISC 4,5

Consolidated cash cost		2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Cash Cost Net of By-products	US$/t	794	1,149	1,055	(24.8)%	999	967	3.3%
AISC	US$/t	1,094	1,684	1,812	(39.6)%	1,435	1,622	(11.5)%
Cash Cost Net of By-products	US$/lb	0.36	0.52	0.48	(24.8)%	0.45	0.44	3.3%
AISC	US$/lb	0.50	0.76	0.82	(39.6)%	0.65	0.74	(11.5)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$30.6 million (or US$0.23/lb) in 2Q20.

Cash cost net of by-products in 2Q20 decreased by 25% to US$0.36/lb (or US$794/t) compared to US$0.48/lb (or US$1,055/t) in 2Q19. This decrease was driven by (i) a temporary decrease in operating costs in Peru (mainly third-party services and maintenance) with a positive impact of US$0.31/lb; (ii) a positive impact of US$0.04/lb from the Brazilian currency devaluation in Vazante and Morro Agudo costs; partially offset by (iii) lower by-product credits in Peru given the decrease in copper and lead sales volume and prices with an impact of US$0.11/lb; and (iv) lower volumes and higher TCs with a negative effect of US$0.12/lb.

Compared to 1Q20, cash cost decreased by 31%, or US$0.16/lb, also due to lower operating costs.

AISC net of by-products also decreased in 2Q20 to US$0.50/lb (or US$1,094/t), down 40% compared to 2Q19, impacted by lower cash cost, lower sustaining capex and corporate G&A, and, to a lesser extent, a reduction in workers participation bonus and royalties.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

4 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

5 AISC does not include Aripuanã CAPEX.

20

Earnings Release – 2Q20

Smelting segment

Consolidated		2Q20	1Q20	2Q19	2Q20 vs. 2Q19		1H20	1H19	1H20 vs. 1H19
Production
Zinc metal	kt	120.7	138.3	145.7	(17.1)%		259.1	288.7	(10.2)%
Global Recovery	%	94.2	93.6	94.0	17	bps	93.9	93.9	0	bps
Zinc oxide	kt	6.2	8.1	9.5	(34.3)%		14.3	18.7	(23.6)%
Total	kt	127.0	146.4	155.2	(18.2)%		273.4	307.1	(11.0)%
Sales
Zinc metal	kt	114.1	137.4	146.8	(22.3)%		251.5	283.3	(11.2)%
Zinc oxide	kt	5.7	8.0	9.2	(37.4)%		13.7	14.5	(5.4)%
Total	kt	119.9	145.3	156.0	(23.2)%		265.2	301.5	(12.0)%

In 2Q20, total production was 127kt, down 18% from the same quarter a year ago. Higher production volume in our Três Marias smelter (+2%) was offset by the decrease in Cajamarquilla (-30%) and Juiz de Fora (-18%). Compared to 1Q20, production was down by 13%.

In light of the measures announced by the Peruvian government to control the spread of COVID-19, Cajamarquilla smelter operated at reduced rates until mid-May. In addition, we decided to operate Juiz de Fora smelter at 60% of its nominal production capacity in May and June, in response to a reduction in demand in our home markets, also affected by COVID-19.

Total sales were 120kt in 2Q20, down 23% from 2Q19 and 18% versus 1Q20. We note, however, that demand in our home markets have showed signs of improvement as of June.

In 1H20, total production amounted to 273kt, down 11% versus 1H19, primaril driven by the lower utilization rate as noted above. Total sales followed the same trend and decreased by 12% to 265kt.

Following the best market practices and our efforts to mitigate the spread of COVID-19, additional health and safety procedures were implemented in all of our operations in the first quarter, while we also remain focused on maintaining the continuity of our business.

Peru

In 2Q20, smelter production was 58kt, down 30% from 2Q19, affected by the temporary capacity reduction in response to the quarantine period required by the Peruvian government (from March 18th through May 10th). Despite the volume reduction, Cajamarquilla operated better than we estimated during the quarantine period, after which the smelter gradually improved its utilization rate, reaching normal operating levels in the beginning of June.

The Cajamarquilla smelter sold 58kt in 2Q20, down 32% compared to 2Q19, due to the reduction in production and demand in the period.

In 1H20, smelter sales totaled 134kt, down 18% from last year, following the production decline of 21%.

Brazil

In 2Q20, smelter production amounted to 69kt, down 4% from 2Q19, as zinc oxide production was reduced to 6kt (down 3.3kt) due to the weakness in demand, particularly from the automotive sector. Zinc metal production was 63kt, up 0.5% from 2Q19 due to the solid performance of Três Marias smelter, which offset the production decrease in Juiz de Fora. During the period, we prioritized slab production, enhancing our flexibility to export.

21

Earnings Release – 2Q20

Metal sales volume was 56kt, down 21% from 2Q19, as a result of the slowdown of industrial activities in our home markets.

In 1H20, smelter production was 140kt, 1% higher compared to 1H19 due to the increase in metal production in Três Marias. Total sales volume decreased by 15% to 131kt, following the slowdown in industrial activities, which were affected by COVID-19.

Três Marias

Três Marias zinc metal production of 45kt increased by 11% and 10% compared to 2Q19 and 1Q20, respectively, primarily due to increased efficiency in our electrolysis process and significant improvement of the smelter recovery rate (from 94.1% in 2Q19 and 95.2% in 1Q20 to 95.4% in 2Q20). The improvement in recovery was related to operational stability in both our zinc silicate and zinc sulfide circuits.

In 2Q20, zinc metal sales were 38kt, down 3kt from 2Q19, reflecting the weakness in our home markets demand due to COVID-19.

In 1H20, Três Marias metal production amounted to 86kt, up 8% from 1H19, positively affected by the above-mentioned factors. Zinc metal sales remained relatively stable at 79kt.

Murici project: our Murici tailings project involves the construction of a new tailings disposal facility in Três Marias. The project is divided into four phases (Central Module, East Module, West I Module and West II Module) and the last phase is expected to be initiated this year. We received the permit and the construction of the West I Module was initiated and is expected to be concluded by December 2020.

Juiz de Fora

In 2Q20, Juiz de Fora production was 18kt, down 18% compared to 2Q19 and 1Q20, driven by the lower capacity utilization rate in May and June in response to a reduction in demand due to the COVID-19 impact. In July, Juiz de Fora smelter gradually ramp up production and is operating close to full capacity.

Zinc metal sales totaled 18kt in 2Q20, down 14% from 2Q19, following the production reduction.

In the first six months of 2020, metal production decreased by 3% to 40kt. Sales followed the same trend and amounted to 39kt.

Demand continues to be monitored but we expect Juiz de Fora to resume full production during 3Q20.

Financial performance

US$ million	2Q20	1Q20	2Q19	2Q20 vs. 2Q19		1H20	1H19	1H20 vs. 1H19
Net Revenue	274.6	371.8	508.8	(46.0)%		646.4	963.8	(32.9)%
COGS	(241.3)	(313.2)	(426.7)	(43.4)%		(554.5)	(853.8)	(35.1)%
Gross Profit	33.3	58.6	82.2	(59.5)%		91.9	110.0	(16.5)%
Adjusted EBITDA	39.2	61.4	73.4	(46.6)%		100.6	99.2	1.4%
Adjusted EBITDA Mrg.	14.3%	16.5%	14.4%	(0.1	)pp	15.6%	10.3%	5.3	pp

Note: Financial performance pre intersegment eliminations.

Net revenue was US$275 million in 2Q20, 46% lower compared to US$509 million in 2Q19, mainly due to the decrease in zinc metal prices and lower sales volumes, as explained above.

In 1H20, net revenue reached US$646 million, down 33% year-over-year, also due to the above- mentioned factors.

22

Earnings Release – 2Q20

Cost of sales decreased by 43% in 2Q20, totaling US$241 million compared to US$427 million in 2Q19 mainly explained by (i) lower metal prices impacting the zinc concentrate purchase price; (ii) higher TCs paid to our smelters; (iii) the decrease in operating costs driven by lower energy costs, the temporary decrease in personnel and third-party services; and (iv) the BRL devaluation; partially offset by (v) the decrease in by-product credits due to lower volumes and prices; (vi) idle capacity costs in the amount of US$12 million and (vii) incremental costs related to COVID-19.

In 1H20, cost of sales totaled US$555 million, 35% lower compared to 1H19, driven by the same factors.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 2Q20, Nexa acquired 44% of zinc concentrate from third parties, with the remainder supplied directly from our own mines.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2Q20

We apply a benchmark TC for our integrated mining and smelter operations. For our purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2020 benchmark TC, negotiated in late March, was US$300/t concentrate, up 22% from 2019 (US$245/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-year average benchmark TC. The reference (average benchmark TC of 2020, 2019 and 2018) for 2020 stood at US$231/t concentrate, up 23% from the previous reference (average benchmark TC of 2019, 2018 and 2017 was US$188/t).

At the end of 2Q20, spot treatment charge in China was US$170/t concentrate, down from US$265/ton at the end of 1Q20 and US$270/t at the end of 2Q19, as reported by Wood Mackenzie.

Adjusted EBITDA for the smelting segment totaled US$39 million in 2Q20, down 47% from the same quarter of the previous year. This decrease was mainly explained by (i) lower volumes and by-products credits with an impact of US$19 million and US$5 million, respectively; (ii) the negative price effect of US$59 million related to changes in market prices in respect of quotation period adjustments and (iii) incremental costs related to COVID and idleness; which offset (iii) the positive variation of US$11 million due to higher TCs; and (iv) lower operating costs.

23

Earnings Release – 2Q20

During 1H20, Adjusted EBITDA for our smelting segment totaled US$101 million, up 1.4% year-over-year due to the solid performance in 1Q20.

Cash cost and AISC6

Consolidated cash cost		2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Cash Cost Net of By-products	US$/t	1,548	1,766	2,305	(32.8)%	1,667	2,405	(30.7)%
AISC	US$/t	1,680	1,913	2,473	(32.1)%	1,807	2,560	(29.4)%
Cash Cost Net of By-products	US$/lb	0.70	0.80	1.05	(32.8)%	0.76	1.09	(30.7)%
AISC	US$/lb	0.76	0.87	1.12	(32.1)%	0.82	1.16	(29.4)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in Cajamarquilla smelter of US$5.9 million (or US$0.02/lb) and Juiz de Fora smelter of US$1.5 million (or US$0.01/lb) in 2Q20.

Cash cost net of by products decreased by 33% to US$0.70/lb (or US$1,548/t) in 2Q20 from US$1.05/lb (or US$2,305/t) in 2Q19. Market-related factors, such as lower LME prices and higher TCs had a positive impact on our costs of US$0.24/lb (or US$521/t) and US$0.04/lb (or US$92/t), respectively. Lower operating costs, positively affected by the new energy contracts, and which were also temporarily benefited by the reduction in third-party services and personnel, had a positive impact of US$0.08/lb.

Compared to 1Q20, cash cost decreased by 12%, or US$0.10/lb (or US$218/t), mainly driven by the decrease in maintenance and third-party services costs, and higher global recovery rates, with a positive impact of US$0.08/lb.

AISC net of by-products also decreased in 2Q20 to US$0.76/lb from US$1.12/lb in 2Q19, mainly due to the aforementioned reasons, in addition to lower sustaining capex and corporate G&A.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”.

6 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

24

Earnings Release - 2Q20

Liquidity and Indebtedness

On June 30, 2020, Nexa’s consolidated gross debt7 amounted to US$1,916 million, 21% higher compared to the balance at March 31, 2020. In light of COVID-19, we proactively managed our liquidity position by adding US$345 million to our cash balance through additional short-term debt of approximately US$45 million in April, through export credit notes, and also fully drawing down the revolving credit facility of US$300 million in April.

In June 2020 we announced and concluded an offering of US$500 million 6.500% senior unsecured notes due January 2028. The net proceeds of the offering were used to repay certain existing financial indebtedness, including the US$300 million revolving credit facility. The revolving credit facility remains committed until October 2024 and future disbursement under the facility will be subject to Nexa’s compliance with the relevant conditions, including the applicable financial covenants.

At the end of the period, 81.0% (or US$1,552 million) of the gross debt was denominated in U.S. dollars and 19.0% (or US$363 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Liquidity remained strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$913 million at June 30, 2020, 35% higher compared to March 31, 2020 mainly due to the debt assumption in the quarter.

Total cash was sufficient to cover the payment of all obligations maturing over the next 7 years. The average maturity of the total debt was 5.6 years at an average interest rate of 4.46% per year.

On June 30, 2020 Nexa’s net debt8 was US$1,026 million compared with US$941 million at the end of 1Q20.

7 Loans and financings (“gross debt”)

8 Gross debt (US$1,916 million) minus cash and cash equivalents (US$796 million), minus financial investments (US$118 million), plus negative derivatives (US$869 thousand), plus Lease Liabilities (US$25 million).

25

Earnings Release - 2Q20

Only 1.0% (US$18 million) of the total debt matures in 2020, 22.2% (US$425 million) matures between 2021 and 2023, while 76.9% (US$1,472 million) of total debt matures after 2024.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 4.97x at June 30, 2020, compared to a ratio of 3.30x at March 31, 2020, explained by the lower Adjusted EBITDA and the increase in net debt.

US$ million	Jun 30, 2020	Mar 31, 2020
Net Debt	1,026.1	940.7
LTM Adj. EBITDA	206.3	284.9
Net Debt/LTM Adj. EBITDA	4.97x	3.30x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to contribute to the deleveraging process of the Company.

BNDES – new loan agreement

On July 22, Nexa entered into a new loan agreement of up to R$750 million, or approximately up to US$140 million, with BNDES. The proceeds will be used to finance the Aripuanã project.

The new loan agreement matures in 2040 and its average annual interest rate is TLP (long term rate) plus 3.39%.

Over the course of the year, we expect to disburse an amount proportional to the completion curve of the project, depending on the satisfaction of all precedent conditions, with the remaining amount estimated to be disbursed in 2021.

Credit Rating

Nexa’s credit is rated by the three major rating agencies:

▪	As previoysly disclosed, on April 06, 2020, S&P Global rating affirmed “BB+” rating on Nexa and changed the outlook from “positive” to “stable”. And, on April 13, 2020, Moodys affirmed Nexa “Ba2” rating and changed the outlook from “stable” to “negative”.

▪	On June 15, 2020, Fitch affirmed Nexa “BBB-” rating and revised the outlook from “stable” to “negative”. The revision in outlook to “negative” mirror that of its ultimate parent, Votorantim S.A. (VSA, BBB-/Negative), to which Fitch applies to have a strong credit linkage to its parent and subsidiary rating linkage criteria to VSA and its subsidiaries, solid long term fundamentals despite increasing net debt, leverage and weak operating results.

26

Earnings Release - 2Q20

Guarantees and covenants

Nexa has loans and financing that are subject to certain financial covenants at the consolidated level, such as (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio.

The financial covenants are measured annually and semi-annually, as required by the debt contracts. No changes to the contractual guarantees occurred in the six-month period ended June 30, 2020, and waiver agreements were concluded before the end of the aforementioned period as explained below. The Company obtained waivers in respect of its leverage ratio as of June 30, 2020 and as of December 31, 2020 and repaid certain of its debts with leverage ratio covenants, and Nexa will not be required to measure its financial covenants until June 30, 2021. These waivers were negotiated in anticipation of a possible breach of the leverage ratio at the end of June and December 2020, and the Company paid waiver fees in the amount of US$2.2 million.

Cash Flows

US$ million	2Q20	1H20
Net cash flows provided by (used in):
Operating activities	24.1	(42.0)
Investing activities	5.9	(244.5)
Financing activities	332.1	408.1
Increase in cash and cash eq.	343.4	97.0
Cash and cash eq. at the beginning of the period	452.2	698.6
Cash and cash eq. at the end of the period (1)	795.6	795.6

(1) Does not include financial investments totaling US$118 million at June 30, 2020.

In 2Q20, the net cash provided by operating activities was US$24 million. Working capital changes had a positive impact of US$19 million primarily due (i) to a positive variation of US$54 million in trade payables due to an increase in the average supplier payment terms; and (ii) a US$10 million gain from lower inventories; partially offset by (iii) a negative variation of US$28 million in trade receivables; and (v) a US$9 million impact in confirming payables mainly due to the normalization of Cajamarquilla operation in June.

We generated US$6 million of net cash in investing activities in 2Q20. We incurred US$60 million of CAPEX. We decreased our financial investments above 90 days increasing short-term investments accounted as cash and cash equivalents; and although this is a non-cash event, it positively affected our investing cash flow by US$65 million.

Cash from financing activities in the quarter was positive at U$332 million, mainly explained by the net increase of US$342 million due to new debt assumption in the period, reflecting our strategy to strengthen our liquidity and extend the maturity of our debt.

As a result, we had a cash increase of U$343 million, resulting in a final cash balance of US$796 million at the end of 2Q20.

27

Earnings Release - 2Q20

Investments

CAPEX

Nexa made investments of US$69 million in 2Q20. Of this amount, 77% was allocated to expansion projects driven by Aripuanã’s project development (US$46 million) and Vazante’s mine deepening (US$4 million).

Non-expansion projects accounted for 23% of the total CAPEX in 2Q20. The main investments were related to sustaining CAPEX.

In 1H20, CAPEX amounted to US$149 million. Of this amount, 50% was related to the Aripuanã project and 5% to the Vazante mine deepening project.

In response to COVID-19 escalation, 2020 CAPEX guidance remains unchanged at US$300 million. Refer to our “Nexa | Guidance 2020” section for further details.

CAPEX (US$ million)	2Q20	1H20
Expansion projects	53	94
Aripuanã	46	75
Others(1)	7	19
Non-Expansion	16	55
Sustaining	18	40
HSE(2)	2	12
Others(3)(4)	(4)	3
TOTAL	69	149

(1) Including US$8 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others. (4) The negative amount refers mainly to tax credits.

Mineral exploration and project development9

(US$ million)	2Q20	1H20
Exploration	4.8	14.5
Mineral exploration	2.6	9.4
Sustaining and mineral rights	2.2	5.1

Project development	3.2	7.1

Other	1.4	2.3
Technology	0.4	1.3
Communities	1.0	1.1
Total	9.4	24.0

In 2Q20, exploration expenses were US$4.8 million, mainly related to greenfield (20% of total) and brownfield (33% of total) exploration.

Project development investment amounted to US$3.2 million in 2Q20, including approximately US$1.3 million directed towards greenfield projects in FEL1 and FEL2 stages and US$1.3 million to brownfield projects in the same stages.

9 Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Earnings Release - 2Q20

In 1H20, mineral exploration investment was US$15 million, while project development amounted to US$7 million, down 56% and 55%, respectively, compared to 1H19.

In response to COVID-19, we revised our short-term capital allocation and new greenfield project development and greenfield exploration activities were temporary suspended. Subject to the COVID-19 extent, certain activities should be resumed in 3Q20.

For the year, the 2020 guidance remains unchanged. Refer to our “Nexa | Guidance 2020” section for further details.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

2Q20 Mineral Exploration Highlights

Cerro Lindo

Although drilling exploration activities were initially not expected to be resumed until 3Q20 in light of COVID-19, due to new social distancing measures at our facilities and camps, drilling activities restarted in mid-June.

Before that, exploration activities in the 2Q20 were focused on the desktop studies of geological information collected from the diamond drilling carried out until the first quarter of the year, before the suspension of operations as well as planning activities anticipating the possible restart of operations once the quarantine period has ended.

The drilling exploration program at Cerro Lindo resumed at the end of 2Q20 and was focused on the extensions of known ore bodies and exploration drilling to find new mineralized zones towards the southern extension of the mine. A total of 50 meters of mineral exploration drilling were executed for a total of 8,349 meters in 1H20.

The continuity of orebody 5B was confirmed at the upper level between levels 1750 and 1950 in the form of mineralized structures of 15 meters width average, trending northwest. In orebody 13 the continuity of mineralization trending northwest was confirmed. In orebody 14 (before named orebody 8A) the mineralization occurs between levels 1650 and 1900 showing continuity to the southeast and northwest parts. The Pucasalla Este and Festejo drilling campaign were rescheduled and are now expected to be conducted in 3Q20, based on the progress of the exploration drifts. We plan to confirm the continuity of mineralization to the northwest of orebody 5B between levels 1750 and 1950; extension southeast of orebody 14 and northwest of orebody 13.

El Porvenir

In light of COVID-19, drilling exploration activities were not expected to resume until 3Q20 but due to new social distancing measures on our camp, we were able to restart activities at the beginning of June.

Before that restart, exploration activities in 2Q20 were focused on the desktop studies of geological information collected from the diamond drilling carried out until the first quarter of the year, before the suspension of operations as well as the planning activities anticipating the possible restart of operations once the quarantine period has ended.

The drilling exploration works resumed in El Porvenir focused on extending the existing mineralized bodies along strike and at depth and exploration drilling on Sara mineralized zone focused on delineating a bulk mineralization close to surface and to the existing processing plant. At the end of 2Q20, a total of 819 meters of mineral exploration drilling executed, totaling 6,540 meters in 1H20.

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Earnings Release - 2Q20

In 3Q20, we plan to continue drilling to the north of Sara to define the side potential and evaluate drilling in the southern zone. The table below list the main additional intersections with positive results in holes that were executed before the quarantine in Peru whose results were received and assayed during the 2Q20.

EL PORVENIR - MAIN ADDITIONAL INTERSECTIONS ASSAYED IN 2Q20
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEEPD01676	SARA	129.2	132.9	3.7	2.22	1.39	0.02	86.87	4.55
PEEPD01676	SARA	137.8	146.9	9.0	3.91	7.04	0.04	443.75	15.76
PEEPD01688	SARA	160.6	172.8	12.2	0.99	3.56	0.04	251.16	7.39
PEEPD01690	SARA	306.2	309.2	3.0	8.13	5.03	0.58	731.24	23.18

Atacocha

In response to COVID-19, the infill drilling program was temporary suspended so there was no progress in the second quarter. We do not expect drilling activities to be resumed in 3Q20.

Vazante

The brownfield exploration in Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 2Q20, 806 meters of infill drilling and 512 meters of mineral exploration drilling were executed, totaling 1,971 and 634 meters, respectively, in 1H20.

In 2Q20, we confirmed the extension of a willemite body in the Extremo Norte Area. The exploratory drillhole in the Sungem Target intercepted carbonate zone with hydrothermal breccia.

Subject to COVID-19 conditions, we intend to continue extension drilling in the Vazante Mine. Also, exploratory drilling will continue to focus in the Sungem Target.

Morro Agudo

The exploration program at the Morro Agudo complex was focused on the Bonsucesso mineralized body. In 2Q20, 3,037 meters of infill drilling and 546 meters of mineral exploration drilling were executed, totaling 6,133 and 1,818 meters, respectively, in 1H20.

Infill drilling confirmed grade continuity on the north sector of the deposit. Down-dip drillholes have reconfirmed open potential for expansion. Key intercepts include 4.76%Zn over 6.72 meters (drillhole BRMAMBSCD000173) and 4.46% Zn and 0.30% Pb over 4.84 meters (drillhole BRMAMBSCD000173).

Infill final assay results will be informed in the following report (3Q20). Exploratory drilling will continue to focus in the north and central portions of the deposit.

Aripuanã

Drilling is currently on hold in response to capital allocation strategy due to COVID-19. The BRAPD000071 hole was completed prior to the interruption of the activities and assay results came in during 2Q20, confirming the geometry of the Babaçu mineralized zone with an intercept of 5.82% Zn and 3.64% Pb over 27.93 meters. This intercept strengthens the geological linkage between Ambrex and Babaçu bodies.

The table below list the main intersections results obtained in 2Q20.

ARIPUANÃ 2Q20 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Au g/t	Ag g/t	ZnEq%
BRAPD000071	BABAÇU	122.7	148.4	25.7	4.65	1.02	0.07	0.08	34.51	6.28
Including	BABAÇU	122.7	128.3	5.5	12.76	4.27	0.12	0.25	124.57	18.78

30

Earnings Release – 2Q20

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below.

In May 2020, in light of the COVID-19 outbreak, we reassessed our capital allocation and greenfield projects were temporary suspended, except for Magistral. In addition to an overall estimated spending reduction, social restrictions could end up slowing down our exploration and project targets for 2020.

In 2Q20, Magistral engineering studies continued to advance but were behind our original plan due to COVID-19 related measures. The FEL3 is now expected to be concluded in 2021. The pre-feasibility studies at Shalipayco and Pukaqaqa remain on hold. Regarding Hilarión, we intend to resume our exploration campaign in 2H20.

	Projects	Description	Comments
GREENFIELDS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo)

➢ In PFS stage and remains on hold due to capital allocation strategy in response to COVID-19
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru	➢ Feasibility study (FEL3) in progress. Due to COVID-19 related measures, the final report is expected to be concluded in 2021
Pukaqaqa (100% Nexa Peru*)

➢ Potential open pit copper project (with gold credits) located in Peru

➢ Indications of an undiscovered porphyry copper system below the currently explored mineralization, which will be explored in the following phases

➢ PFS stage remains on hold ➢ Activities remain on hold due to COVID-19
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru

➢ In exploration stage ➢ 2020 drilling campaign remains on hold
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area

➢ FEL1 is temporarily suspended and may be resumed subject to COVID-19 duration

➢ There was no driiling activity in 2Q20. Waiting for approval of COVID-19 Prevention Plan before we engage in further exploration activities

	Caçapava do Sul (56% Nexa Brazil; 44% IAMGOLD)	➢ A polymetallic project with potential for open pit and underground mines, located in Brazil	➢ Remains on hold

*Nexa Resources owns 80.16% interest in Nexa Peru.

31

Earnings Release – 2Q20

Market Scenario

2Q20

LME Prices		2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Zinc	US$/t	1,961	2,128	2,763	(29.0)%	2,047	2,732	(25.1)%
Copper	US$/t	5,356	5,637	6,113	(12.4)%	5,500	6,165	(10.8)%
Lead	US$/t	1,673	1,847	1,885	(11.2)%	1,762	1,962	(10.2)%
Silver	US$/oz	16.35	16.90	14.88	9.9%	16.64	15.23	9.2%
Gold	US$/oz	1,711	1,583	1,309	30.7%	1,645	1,307	25.9%

Source: Bloomberg

Zinc

In 2Q20, the LME zinc price averaged US$1,961/t (or US$0.89/lb), down 29.0% and 7.8% from 2Q19 and 1Q20, respectively. During the quarter, zinc price reversed its downward trend, gradually recovering from the lower levels of 1Q20, driven by improvements in Chinese demand, the resumption of economic activities in Europe and lower supply. COVID-19 containment measures reduced production in important zinc-producing countries, such as Peru and and Mexico.

As expected, demand in our home market (Latin America ex-Mexico) in 2Q20 was negatively affected by the government’s efforts to mitigate COVID-19 spread. Restrictive lockdowns in Argentina, Peru and Colombia were imposed from mid-March to late-April, when quarantine measures gradually started to be lifted. In Brazil, the automotive sector registered a decrease of 82% on its production, according to Anfavea (the Brazilian Automotive Manufacturing Association).

Refined official zinc stocks (London Metal Exchange) continued to increase, up 67.6% compared with 1Q20, from 73.1kt to 122.6kt, reflecting the demand contraction between the periods; but they are still at low levels.

In China, lower concentrate availability continued to pressure domestic TCs, reaching US$176/t in June from US$248/t in March. The current level of zinc prices has resulted in a reduction in Chinese mine production, especially for smaller scale mines with higher operating costs. Imported TCs also decreased due to the pandemic impact on concentrate exporting countries which decreased concentrate availability.

Copper

The average copper LME price in 2Q20 was US$5,356/t (US$ 2.43/lb), down 12.4% from 2Q19 and 5.0% when compared to 1Q20. Prices, which were already affected by depressed demand in important copper consumer markets, such as Europe and U.S., were also hit by the COVID-19 outbreak. However, similar to zinc, copper prices also reversed their downward trend as the quarter progressed. The main drivers were the signs of recovery of the Chinese, European and U.S. economies, and the tightening of supply due to disruptions in important copper producing regions, such as Chile and Peru.

The lockdown in important copper supplying countries (particularly in Latin America) also resulted in lower TCs during 2Q20. The Chinese spot TCs dropped 28% from US$71/t in March to US$51/t in June.

32

Earnings Release – 2Q20

Foreign Exchange

FX	2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
BRL/USD (Average)	5.385	4.465	3.922	37.3%	4.921	3.845	28.0%
BRL/USD (End of period)	5.475	5.198	3.832	42.9%	5.475	3.832	42.9%
PEN/USD (Average)	3.433	3.395	3.320	3.4%	3.415	3.322	2.8%
PEN/USD (End of period)	3.542	3.432	3.294	7.5%	3.542	3.294	7.5%

Source: Bloomberg

The market continued to show volatility during 2Q20 and the economic outlook remains uncertain. Despite extremely low Fed rates, demand for U.S. dollar earlier in the quarter was driven by investors divesting of relatively riskier assets (i.e., Emerging Markets assets), supporting the U.S. dollar strength against other currencies.

In Brazil, specifically, in the midst of the COVID-19 crises, political turmoil and the Central Bank’s decision to cut interest rates continuously pressured the BRL. The average exchange rate for the Brazilian real in 2Q20 was 5.385/US$ versus 4.465/US$ (+20.6)% in 1Q20, and 37.4% higher when compared to 2Q19.

In Peru, the average exchange rate for Peruvian soles in 2Q20 was more stable at 3.433/US$, up 1.12% and 3.4% from 1Q20 and 2Q19, respectively.

Market | 2020 Outlook

The COVID-19 pandemic continues to be the main driver for the global economy in 2020. According to the IMF’s World Economic Outlook for June 2020, global growth is projected to drop 4.9% in 2020 (estimates were reduced by 1.9 percentage points from April’s 2020 forecast). IMF is expecting a deep downturn this year and a turnaround in 2021. For 2021, global growth is estimated at 5.4%. For advanced economies, the IMF estimates an 8% drop in 2020 while emerging market economies are forecast to decrease 3.0%, with China estimated to increase 1% while Latin America drops 9.4%. Brazil is estimated to decrease 9.1%.

For zinc, both demand and supply have been impacted. There are some positive signs from China, with authorities reaffirming their plans to spend heavily on zinc intensive infrastructure in the coming months.

In Latin America, despite a slow recovery, the worst seems to have passed, with gradual recovery as of June. For 2020, zinc demand in the region is expected to decrease in the mid-teens versus 2019.

In Brazil, the upside for short-medium term demand seems to lie in the infrastructure sector as the automotive sector production is estimated to decrease by 45%, according to Anfavea. Civil construction remains operating with limited restrictions in most states.

In the long-term, there are still no major zinc mining projects, especially under the current scenario which, combined with potential project postponements and suspensions, could add further supply constraints.

With respect to copper, demand seems to be recovering, given the stocks drawdown at the main stocks exchanges (LME and SHFE). The scenario, however, continues to be challenging, with the economic impacts of the COVID-19 outbreak expected to be felt in the copper balance until 2021. On the supply side, uncertainty is growing given the concerns related to mine disruptions in Chile, as the number of COVID-19 cases escalates. Chile operates some of the largest mines in the world and no major operations have been suspended (though it is a different situation in Peru). A few projects under construction in Chile have being halted. We believe any potential impact on Chile’s copper supply is already reflected in higher copper prices and lower TCs.

33

Earnings Release – 2Q20

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (ERM) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;

•	currency exchange rate and interest rate fluctuations; and

•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

34

Earnings Release – 2Q20

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

35

Earnings Release – 2Q20

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

36

Earnings Release – 2Q20

UPCOMING EVENT

Earnings Conference Call

Date: Friday, July 31, 2020 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

37

Earnings Release - 2Q20

Appendix

Income Statement	39
Balance sheet | Assets	40
Balance sheet | Liabilities	41
Cash Flows	42
Capex	43
Segments Information	44
Mining Information | Consolidated	45
Mining Information | by Asset	46
Smelting Information | Consolidated and by Asset	49
All in Sustaining Cash Cost | Mining	50
All in Sustaining Cash Cost | Smelting	52

38

Earnings Release - 2Q20

Income Statement

US$ million	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Net Revenue	569.8	613.3	563.4	585.8	442.0	336.6
Cost of sales	(487.3)	(478.7)	(503.5)	(475.2)	(390.6)	(315.7)
SG&A	(41.1)	(42.1)	(57.2)	(76.2)	(41.6)	(29.2)
Mineral exploration and project development	(20.3)	(28.1)	(32.0)	(32.6)	(14.5)	(8.5)
Impairment loss	0.0	0.0	(142.1)	0.0	(484.6)	0.0
Other operating results	5.6	(19.3)	(6.5)	(6.9)	(19.1)	5.2
Net financial result	(25.9)	(15.3)	(57.1)	(6.5)	(165.3)	(54.5)
Financial income	8.0	9.8	6.6	13.2	25.1	7.0
Financial expenses	(31.6)	(33.2)	(30.8)	(34.0)	(71.8)	(41.3)
Foreign exchange gains (loss), net	(2.3)	8.1	(32.9)	14.3	(118.7)	(20.2)
Depreciation, amortization and depletion	81.1	73.3	93.5	70.0	67.6	52.1
Adjusted EBITDA	107.9	118.5	57.8	64.9	43.7	39.9
Adj. EBITDA margin	18.9%	19.3%	10.3%	11.1%	9.9%	11.9%
Net income (loss)	(8.3)	23.3	(171.3)	(2.7)	(612.1)	(59.1)
Attributable to Nexa's shareholders	(14.0)	20.4	(150.2)	(2.8)	(521.9)	(58.6)
Attributable to non-controlling interests	5.7	2.9	(21.0)	0.0	(90.1)	(0.4)
Weighted average number of outstanding shares - in thousand(1)	132,993	132,628	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.11)	0.15	(1.13)	(0.02)	(3.94)	(0.44)

(1)Shares in treasury are not included in this amount.

39

Earnings Release - 2Q20

Balance Sheet – Assets

Nexa - US$ thousand	Jun 30, 2020	Dec 31, 2019
Current assets
Cash and cash equivalents	795,603	698,618
Financial investments	117,861	58,423
Derivative financial instruments	11,412	4,835
Trade accounts receivable	137,155	177,231
Inventory	195,500	295,258
Other assets	114,008	140,984
	1,371,539	1,375,349

Non-current assets
Financial investments	-	352
Derivative financial instruments	52,658	14,689
Deferred income taxes	268,312	262,941
Other assets	124,427	145,471
Property, plant and equipment	1,789,630	2,122,690
Intangible assets	1,124,955	1,538,526
Right-of-use assets	18,602	29,547
	3,378,584	4,114,216

Total assets	4,750,123	5,489,565

40

Earnings Release - 2Q20

Balance Sheet – Liabilities

Nexa - US$ thousand	Jun 30, 2020	Dec 31, 2019
Current liabilities
Loans and financing	137,750	33,149
Lease liabilities	13,794	16,474
Derivative financial instruments	22,131	8,276
Trade payables	250,546	414,080
Confirming payable	57,142	82,770
Dividends payable	3,538	6,662
Asset retirement and environmental obligations	26,924	19,001
Contractual liabilities	24,889	26,351
Other liabilities	90,287	92,227
	627,001	698,990

Non-current liabilities
Loans and financing	1,777,762	1,475,408
Lease liabilities	11,173	17,910
Derivative financial instruments	41,070	13,542
Asset retirement and environmental obligations	224,198	274,826
Provisions	27,218	26,071
Deferred income taxes	238,315	273,278
Contractual liabilities	143,022	154,171
Other liabilities	37,543	35,308
	2,500,301	2,270,514

Total liabilities	3,127,302	2,969,504

Shareholders' equity
Attributable to NEXA’s shareholders	1,376,664	2,147,452
Attributable to non-controlling interests	246,157	372,609
	1,622,821	2,520,061

Total liabilities and shareholders' equity	4,750,123	5,489,565

41

Earnings Release - 2Q20

Cash Flows

Nexa - US$ thousand	2Q20	1H20
Cash flows from operating activities
(Loss) before income tax	(66,076)	(739,901)

Adjustments to reconcile income (loss) before income tax to cash

Impairment loss	0	484,594
Depreciation and amortization	52,128	119,725
Interest and foreign exchange effects	59,559	196,311
Loss (gain) on sale of property, plant and equipment and intangible assets	263	93
Changes in provisions	(9,178)	8,936
Changes in operating assets and liabilities	18,960	(48,989)
Interest paid on loans and financings	(27,153)	(37,400)
Changes in fair value of loans and financing	(1,976)	7,567
Interest paid on lease liabilities	(403)	(890)
Premium paid on bonds repurchase	0	(14,481)
Income taxes paid	(1,983)	(17,544)
Net cash provided by (used in) operating activities	24,141	(41,979)

Cash flows from investing activities
Acquisitions of property, plant and equipment	(59,657)	(144,966)
Net (purchases) sales of financial investments	65,207	(99,890)
Proceeds from the sale of property, plant and equipment	354	358
Net cash provided by (used in) investing activities	5,904	(244,498)

Cash flows from financing activities
New loans and financing	833,606	1,177,813
Payments of loans and financing(1)	(491,643)	(707,267)
Payments of lease liabilities	(2,040)	(4,626)
Dividends paid	(5,952)	(55,952)
Capital reduction of subsidiary - non-controlling interests	(1,826)	(1,826)
Net cash provided by financing activities	332,145	408,142

Foreign exchange effects on cash and cash equivalents	(18,770)	(24,680)
Increase in cash and cash equivalents	343,420	96,985
Cash and cash equivalents at the beginning of the period	452,183	698,618
Cash and cash equivalents at the end of the period	795,603	795,603

(1) Includes transaction costs

42

Earnings Release – 2Q20

Capex

US$ million	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	1H20	2019
Mining	17.2	30.8	58.7	36.4	48.1	37.9	47.9	181.1
Cerro Lindo	2.4	8.9	14.6	12.2	14.0	9.7	11.3	50.5
El Porvenir	1.0	5.0	12.8	2.4	9.1	8.6	6.0	32.9
Atacocha	0.9	4.8	6.0	1.9	1.4	2.5	5.7	11.8
Vazante	10.7	8.5	18.3	15.3	20.6	15.7	19.2	70.0
Morro Agudo	2.2	3.5	6.9	4.5	3.1	1.5	5.7	15.9
Smelting	8.4	13.1	34.3	20.7	20.9	9.8	21.5	85.6
CJM	1.6	6.1	16.7	8.7	11.6	3.0	7.7	40.0
Três Marias	4.8	4.3	10.6	7.2	5.3	3.8	9.0	26.9
Juiz de Fora	2.0	2.7	7.0	4.8	4.0	2.9	4.8	18.7
Other	43.3	36.3	53.7	46.9	25.6	17.3	79.6	143.5
Total	68.9	80.1	146.7	104.0	94.6	65.0	149.0	410.3
Expansion	52.9	41.1	66.6	57.8	40.1	24.0	94.1	188.4
Non-Expansion	15.9	39.0	80.1	46.2	54.6	41.0	54.9	221.9

US$ million	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	1H20	2019
Modernization	2.2	3.2	7.7	3.9	4.0	2.9	5.4	18.4
Sustaining	17.7	21.9	52.0	29.2	34.0	22.4	39.6	137.7
HSE	1.9	10.5	15.1	12.9	14.5	14.7	12.4	57.3
Other(1)	(5.9)	3.4	5.3	0.1	2.1	1.0	(2.4)	8.5
Non-Expansion	15.9	39.0	80.1	46.2	54.6	41.0	54.9	221.9

(1) The negative amount refers mainly to tax credits.

43

Earnings Release – 2Q20

Segments Information

US$ million	2Q20	1Q20	2Q19	2Q20 vs. 2Q19	1H20	1H19	1H20 vs. 1H19
Revenue - Mining	110.6	162.4	246.1	(55.1)%	273.0	518.3	(47.3)%
Revenue - Smelting	274.6	371.8	508.8	(46.0)%	646.4	963.8	(32.9)%
Intersegment Results	(52.0)	(87.7)	(140.7)	(63.1)%	(139.7)	(299.9)	(53.4)%
Adjustments	3.4	(4.5)	(0.9)	-	(1.1)	0.9	-
Net Revenue	336.6	442.0	613.3	(45.1)%	778.6	1,183.1	(34.2)%

Cost of sales - Mining	(118.9)	(182.5)	(186.6)	(36.3)%	(301.4)	(385.6)	(21.8)%
Cost of sales - Smelting	(241.3)	(313.2)	(426.7)	(43.4)%	(554.5)	(853.8)	(35.1)%
Intersegment Results	52.0	87.7	140.7	(63.1)%	139.7	299.9	(53.4)%
Adjustments	(7.5)	17.4	(6.2)	20.6%	9.9	(26.6)	-
Cost of sales	(315.7)	(390.6)	(478.7)	(34.0)%	(706.4)	(966.1)	(26.9)%

Gross Profit - Mining	(8.4)	(20.1)	59.5	-	(28.4)	132.8	-
Gross Profit - Smelting	33.3	58.6	82.2	(59.5)%	91.9	110.0	(16.5)%
Adjustments	(4.1)	12.8	(7.1)	(42.3)%	8.7	(25.7)	-
Gross Profit	20.8	51.4	134.6	(84.5)%	72.2	217.0	(66.7)%

Adjusted EBITDA - Mining	3.0	(16.6)	44.0	(93.3)%	(13.6)	126.5	-
Adjusted EBITDA - Smelting	39.2	61.4	73.4	(46.6)%	100.6	99.2	1.4%
Adjustments	(2.2)	(1.1)	1.1	-	(3.3)	0.7	-
Adjusted EBITDA	39.9	43.7	118.5	(66.3)%	83.6	226.3	(63.1)%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

44

Earnings Release – 2Q20

Mining information | Consolidated

Consolidated

Consolidated		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	3,321.4	3,227.8	3,305.3	3,147.1	2,806.6	1,856.1

Grade
Zinc	%	3.10	3.23	3.34	2.98	3.12	3.86
Copper	%	0.35	0.33	0.39	0.40	0.32	0.32
Lead	%	0.49	0.54	0.55	0.50	0.48	0.40
Silver	oz/t	0.87	0.95	0.99	0.94	0.87	0.77
Gold	oz/t	0.005	0.004	0.005	0.005	0.003	0.003

in Content
Zn	kt	89.7	91.4	97.1	82.9	76.9	62.4
Cu	kt	9.0	8.4	10.5	10.2	7.0	4.7
Pb	kt	12.3	13.1	13.7	12.3	9.4	4.7
Ag	koz	2,084.2	2,226.3	2,393.9	2,196.6	1,699.0	900.2
Au	koz	6.5	5.5	6.0	7.0	3.8	2.1

Zn Eq production (1)	kt	137.8	139.3	152.4	134.8	113.8	84.8

Cash Cost Net of By-products (2)	US$/t	881.0	1,055.2	923.9	914.1	1,148.9	793.7
Cash Cost Net of By-products (2)	US$/lb	0.40	0.48	0.42	0.41	0.52	0.36

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2019 average benchmark prices. The prices used for this conversion are: Zinc: US$2,546/t (US$1.16/lb); Copper: US$6,000/t (US$2.72/lb); Lead: US$2,000/t (US$0.91/lb); Silver: US$16.2/oz; Gold: US$1,393/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

45

Earnings Release – 2Q20

Mining information | by Asset

Cerro Lindo, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	1,767.3	1,659.9	1,678.1	1,694.5	1,394.3	846.9

Grade
Zinc	%	2.00	2.04	2.27	1.91	1.67	1.71
Copper	%	0.60	0.58	0.71	0.68	0.57	0.64
Lead	%	0.22	0.25	0.26	0.26	0.22	0.21
Silver	oz/t	0.62	0.69	0.72	0.75	0.68	0.75
Gold	oz/t	0.001	0.001	0.002	0.003	0.002	0.003

in Content
Zn	kt	31.6	30.9	34.6	29.2	21.3	12.6
Cu	kt	8.9	8.3	10.4	10.0	7.0	4.7
Pb	kt	2.8	3.0	3.3	3.2	2.2	1.2
Ag	koz	742.2	776.8	839.6	891.9	640.5	411.0
Au	koz	0.9	1.1	1.2	1.3	0.7	0.9
Zn Eq production (1)	kt	60.0	58.3	67.8	61.7	43.9	27.6

Cash Cost Net of By-products (2)	US$/t	336.1	779.1	221.1	96.6	818.5	(600.4)
Cash Cost Net of By-products (2)	US$/lb	0.15	0.35	0.10	0.04	0.37	(0.27)

El Porvenir, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	530.3	539.8	547.9	502.8	423.6	233.4

Grade
Zinc	%	2.96	3.01	2.90	2.82	2.60	2.79
Copper	%	0.14	0.14	0.14	0.18	0.16	0.20
Lead	%	1.00	1.03	1.06	0.95	0.88	0.82
Silver	oz/t	2.05	2.04	2.21	2.00	1.89	1.92
Gold	oz/t	0.016	0.016	0.019	0.011	0.012	0.014

in Content
Zn	kt	13.9	14.3	13.9	12.5	9.7	5.8
Cu	kt	0.1	0.1	0.1	0.1	0.1	0.0
Pb	kt	4.2	4.4	4.6	3.8	2.8	1.5
Ag	koz	846.7	849.4	939.8	776.7	599.2	336.2
Au	koz	2.6	2.2	2.6	3.8	1.4	1.0
Zn Eq production (1)	kt	24.3	24.6	25.2	22.8	16.7	9.7

Cash Cost Net of By-products (2)	US$/t	1,099.7	1,447.6	1,359.9	1,614.2	930.1	816.7
Cash Cost Net of By-products (2)	US$/lb	0.50	0.66	0.62	0.73	0.42	0.37

46

Earnings Release – 2Q20

Atacocha, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	357.1	363.4	390.7	394.2	324.5	53.4

Grade
Zinc	%	1.30	1.55	1.48	1.40	1.43	1.20
Copper	%	0.09	0.09	0.08	0.07	0.07	0.04
Lead	%	1.21	1.43	1.36	1.20	1.23	1.19
Silver	oz/t	1.32	1.65	1.57	1.54	1.62	1.26
Gold	oz/t	0.015	0.011	0.011	0.011	0.010	0.011

in Content
Zn	kt	3.6	4.4	4.5	4.2	3.6	0.5
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.7	4.4	4.5	3.9	3.3	0.5
Ag	koz	383.1	495.4	503.6	500.0	405.9	54.2
Au	koz	3.0	2.2	2.3	1.8	1.6	0.3
Zn Eq production (1)	kt	10.6	12.3	12.4	11.5	9.6	1.4

Cash Cost Net of By-products (2)	US$/t	1,717.2	(25.6)	3,000.3	(518.3)	1,733.7	(2,310.1)
Cash Cost Net of By-products (2)	US$/lb	0.78	(0.01)	1.36	(0.24)	0.79	(1.05)

Vazante, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	372.2	369.7	396.5	268.7	396.0	401.7

Grade
Zinc	%	10.98	11.27	11.20	12.69	10.67	10.52
Lead	%	0.31	0.35	0.40	0.13	0.37	0.40
Silver	oz/t	0.58	0.62	0.64	0.26	0.46	0.72

in Content
Zn	kt	34.7	35.6	38.4	30.3	36.8	36.8
Pb	kt	0.3	0.3	0.4	0.1	0.2	0.3
Ag	koz	101.1	104.7	110.9	16.4	49.9	98.7
Zn Eq production (1)	kt	35.6	36.5	39.4	30.5	37.2	37.7

Cash Cost Net of By-products (2)	US$/t	1,090.2	1,161.0	1,044.3	1,286.6	1,203.9	1,139.6
Cash Cost Net of By-products (2)	US$/lb	0.49	0.53	0.47	0.58	0.55	0.52

47

Earnings Release – 2Q20

Morro Agudo, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Treated Ore	kt	294.6	294.9	292.1	286.8	268.2	320.7

Grade
Zinc	%	2.16	2.29	2.22	2.65	2.37	2.38
Lead	%	0.58	0.48	0.43	0.58	0.45	0.48

in Content
Zn	kt	6.0	6.2	5.6	6.5	5.5	6.7
Pb	kt	1.3	1.1	1.0	1.4	0.9	1.1
Ag	koz	11.0	0.0	0.0	11.6	3.5	0.0
Zn Eq production (1)	kt	7.3	7.6	7.6	8.2	6.4	8.4

Cash Cost Net of By-products (2)	US$/t	1,552.8	1,998.0	2,101.3	2,610.5	2,328.7	1,542.9
Cash Cost Net of By-products (2)	US$/lb	0.70	0.91	0.95	1.18	1.06	0.70

48

Earnings Release – 2Q20

Smelting | Consolidated and Sales by Asset

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Metallic zinc sales	kt	136.5	146.8	148.6	152.6	137.4	114.1
Zinc oxide sales	kt	8.9	9.2	9.6	9.0	8.0	5.7
Total sales volume	kt	145.5	156.0	158.3	161.5	145.3	119.9

Metallic zinc sales
Cajamarquilla	kt	79.8	84.2	89.0	87.6	76.2	57.6
Três Marias	kt	37.8	41.3	35.7	42.9	40.4	38.3
Juíz de Fora	kt	18.8	21.2	23.9	22.1	20.8	18.2

Zinc oxide sales
Três Marias	kt	8.9	9.2	9.6	9.0	8.0	5.7

Global recovery
Cajamarquilla	%	94.4	94.0	94.4	93.8	93.1	93.7
Três Marias	%	92.9	94.1	94.8	95.4	95.2	95.4
Juíz de Fora	%	92.2	94.2	93.4	93.5	92.1	92.8

Cash cost
Cajamarquilla	US$/t	2,405.3	2,347.0	2,247.9	1,900.2	1,802.3	1,794.6
Três Marias	US$/t	2,625.3	2,216.8	1,994.5	1,963.0	1,598.0	1,170.2
Juíz de Fora	US$/t	2,703.2	2,332.8	2,336.8	2,204.5	2,009.4	1,657.9

Cajamarquilla	US$/lb	1.09	1.06	1.02	0.86	0.82	0.81
Três Marias	US$/lb	1.19	1.01	0.90	0.89	0.72	0.53
Juíz de Fora	US$/lb	1.23	1.06	1.06	1.00	0.91	0.75

49

Earnings Release – 2Q20

All-in Sustaining Cost – Mining (2)

2Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn
	Tonnes	36,764	6,746	11,723	4,801	702	60,737	0	60,737
(+)	COGS	16.8	11.7	55.3	19.7	12.1	115.7	3.2	118.9
(+)	On-site G&A	1.1	0.8	0.0	0.0	0.0	1.9	0.0	1.9
(-)	By-products revenue	(1.8)	(3.7)	(36.6)	(7.7)	(4.2)	(54.0)	(2.2)	(56.2)
(+)	Treatment Charges	30.9	4.2	6.9	3.5	0.5	46.1	0.0	46.1
(+)	Selling Expenses	0.0	0.3	0.5	(0.0)	(0.0)	0.8	0.0	0.8
(-)	Depreciation, amortization and depletion	(3.1)	(2.2)	(18.5)	(5.4)	(1.4)	(30.6)	(0.5)	(31.1)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.6)	0.0	(0.6)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.6)	0.0	(0.6)
(+)	Others	(1.4)	(0.4)	(14.6)	(6.1)	(8.5)	(31.1)	0.0	(31.1)
(=)	Cash Cost (Sold)	41.9	10.4	(7.0)	3.9	(1.6)	47.6	0.6	48.2
	Cash Cost (Sold) (per ton)	1,139.6	1,542.9	(600.4)	816.7	(2,310.1)	783.2	0.0	793.7
(+)	Sustaining Capital Expenditure	6.5	1.6	2.4	1.0	0.9	12.4	(5.1)	7.4
(=)	Sustaining Cash Cost (Sold)	48.4	12.0	(4.6)	4.9	(0.7)	60.0	(4.5)	55.6
	Sustaining Cash Cost (Sold) (per ton)	1,317.1	1,785.7	(394.1)	1,020.4	(1,048.9)	988.0	0.0	914.8
(+)	Workers participation & Bonus	0.2	0.1	0.1	0.1	0.1	0.6	0.0	0.6
(+)	Royalties	0.4	0.3	0.0	0.1	0.0	0.7	0.0	0.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	9.6	9.6
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	66.5
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,094.2
(=)	AISC (Sold) in US$/lb								0.50

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$30.6 million. Cerro Lindo: US$14.5 million; Atacocha: US$9.3 million (includes US$3.5 million from the suspension of underground mine); El Porvenir: US$6.8 million.

50

Earnings Release – 2Q20

2Q19

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn
	Tonnes	35,582	6,177	29,725	13,992	3,903	89,380		89,380
(+)	COGS	21.6	15.6	79.1	43.2	27.5	187.1	(0.5)	186.6
(+)	On-site G&A	2.3	1.8	0.0	0.0	0.0	4.1		4.1
(-)	By-products revenue	(1.2)	(3.9)	(55.6)	(20.1)	(21.8)	(102.7)	(1.7)	(104.5)
(+)	Treatment Charges	25.8	3.3	16.0	8.7	2.3	56.1		56.1
(+)	Selling Expenses	0.0	0.2	1.0	0.1	0.1	1.4		1.4
(-)	Depreciation, amortization and depletion	(5.4)	(3.7)	(21.9)	(9.8)	(6.8)	(47.5)	(0.5)	(48.0)
(-)	Royalties	(0.5)	(0.4)				(0.9)		(0.9)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(2.2)	(0.5)	(0.7)	(4.0)		(4.0)
(+)	Others	(0.9)	(0.2)	6.8	(1.4)	(0.8)	3.5		3.5
(=)	Cash Cost (Sold)	41.3	12.3	23.2	20.3	(0.1)	97.0	(2.7)	94.3
	Cash Cost (Sold) (per t)	1,161.0	1,998.0	779.1	1,447.6	(25.6)	1,084.9	0.0	1,055.2
(+)	Non-Expansion Capital Expenditure	11.0	2.1	14.0	9.1	1.4	37.5	1.9	39.4
(=)	Sustaining Cash Cost (Sold)	52.3	14.4	37.1	29.3	1.3	134.5	(0.7)	133.8
	Sustaining Cash Cost (Sold) (per t)	1,470.3	2,335.0	1,248.7	2,097.1	323.5	1,504.4	0.0	1,496.5
(+)	Workers participation & Bonus	0.4	0.2	2.2	0.5	0.7	4.0		4.0
(+)	Royalties	0.5	0.4	0.0	0.4	0.3	1.6		1.6
(+)	Corporate G&A							22.5	22.5
(=)	AISC (Sold)								162.0
(=)	AISC (Sold)								1,812.1
(=)	AISC (Sold) in US$/lb								0.82

51

Earnings Release – 2Q20

All-in Sustaining Cost – Smelting (2)

2Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	42,790	18,084	57,564	118,438	0	118,438
(+)	COGS	61.9	40.1	140.1	242.1	(0.8)	241.3
(-)	Cost of freight	(1.8)	(0.5)	(4.8)	(7.2)	0.0	(7.2)
(+)	On-site G&A	1.1	0.8	4.2	6.1	0.0	6.1
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(14.4)	(20.8)	0.0	(20.8)
(-)	By-products revenue	(3.8)	(3.6)	(15.6)	(23.0)	0.8	(22.2)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(0.3)	(0.6)	0.0	(0.6)
(+)	Others	(3.7)	(3.8)	(5.9)	(13.4)	0.0	(13.4)
(=)	Cash Cost (Sold)	50.1	30.0	103.3	183.4	0.0	183.4
	Cash Cost (Sold) (per ton)	1,170.2	1,657.9	1,794.6	1,548.1	0.0	1,548.1
(+)	Non-Expansion Capital Expenditure	4.8	2.0	1.4	8.3	0.3	8.6
(=)	Sustaining Cash Cost (Sold)	54.8	32.0	104.7	191.6	0.3	191.9
	Sustaining Cash Cost (Sold) (per ton)	1,281.3	1,771.2	1,819.7	1,617.8	0.0	1,629.6
(+)	Workers participation & Bonus	0.2	0.1	0.3	0.6	0.0	0.6
(+)	Corporate G&A	0.0	0.0	0.0	0.0	6.5	6.5
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	199.0
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	1,680.0
(=)	AISC (Sold) in c/lb						0.76

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in Cajamarquilla smelter of US$5.9 million and Juiz de Fora smelter of US$1.5 million.

52

Earnings Release – 2Q20

2Q19

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	48,485	21,075	84,125	153,686		153,686
(+)	COGS	120.9	58.5	247.2	426.7	0.0	426.7
(-)	Cost of freight	(2.7)	(0.8)	(10.1)	(13.6)	0.0	(13.6)
(+)	On-site G&A	1.4	1.3	4.4	7.1	0.1	7.2
(-)	Depreciation, amortization and depletion	(5.0)	(3.7)	(16.0)	(24.6)	0.0	(24.6)
(-)	By-products revenue	(4.1)	(4.5)	(26.9)	(35.5)	0.0	(35.5)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.1)	(1.7)	0.0	(1.7)
(+)	Others	(2.8)	(1.5)		(4.2)		(4.2)
(=)	Cash Cost (Sold)	107.5	49.2	197.4	354.1	0.1	354.2
	Cash Cost (Sold) (per ton)	2,216.8	2,332.8	2,347.0	2,304.0		2,304.6
(+)	Non-Expansion Capital Expenditure	5.3	4.0	5.0	14.3	0.8	15.1
(=)	Sustaining Cash Cost (Sold)	112.8	53.1	202.5	368.4	0.9	369.3
	Sustaining Cash Cost (Sold) (per ton)	2,326.2	2,521.9	2,406.7	2,397.1		2,403.0
(+)	Workers participation & Bonus	0.3	0.3	1.1	1.7		1.7
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						380.1
(=)	AISC (Sold) (per ton)						2,472.9
(=)	AISC (Sold) in c/lb						1.12

53